June 27, 2006

John Antonio
President
Wellstar International, Inc.
6911 Pilliod Road
Holland, OH 43528

> **Re: Wellstar International, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed June 20, 2006**
> **File No. 333-130295**

Dear Mr. Antonio:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement and Prospectus Cover Page

1. We note your response to prior comment 1. However, it is still unclear why registering 200% of the shares you have estimated as being issuable upon conversion of the secured convertible notes is reasonable give the market price of your common stock over a reasonable period of time. Please expand your discussion to further support your good faith estimate.

Prospectus Summary, page 5

2. We note your disclosure on page 7 that you issued 1,000,000 shares of common stock to Andrew M. Thompson as further consideration. Please revise your

disclosure in the Beneficial Ownership and Selling Stockholders tables to reflect this issuance.

Use of Proceeds, page 14

3. We reissue prior comment 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 19

4. We note your response to prior comment 4. Based on the revised disclosure, it appears that you intend to prepay the convertible notes and therefore you will be required to pay this liability. However, it is not clear how you plan to obtain the financing necessary to repay these notes. Please tell us and revise the filing to disclose in detail how you plan to obtain the funds necessary to pay off the convertible notes.

5. Notwithstanding the above, please also tell us why you believe it is appropriate to accrue a liability for the prepayment penalty at this time when it appears that the penalty has not yet been incurred.

Interim Financial Statements

Consolidated Statements of Operations, page F-3

6. We note you present "Prepayment and Delinquent Stock Registration Penalty – Convertible Debentures" of $773,949 as a component of other expense. Please revise to break out the components of this significant expense either on the face of the income statement or in the notes to the consolidated financial statements. In this regard, we note your disclosures that you have accrued $550,000 for the prepayment penalty. We also note your disclosure on page F-12 that you have accrued a stock delinquency penalty of $60,000. Please tell us and revise the filing to clearly disclose the details of the remaining expense included in this line item.

Notes to Consolidated Financial Statements

Note 3. Convertible Notes, page F-11
Note 5. Derivative Financial Instrument Liabilities, page F-14

7. We note your response to prior comment 7. We note that you have changed your accounting to record a liability for the warrants issued in connection with the convertible debt and also to record an embedded derivative liability relating to the conversion feature. With respect to the $400,000 convertible note payable, it appears that the face amount of this note is included in the line "Notes Payable" on the consolidated balance sheet at April 30, 2006. However, we note that you have also recorded a liability of $338,951 relating to the conversion embedded derivative. Separately, in connection with the $2 million convertible notes payable to AJW Partners, we note that you have only recorded the warrant liability and the conversion embedded derivative liability, with no amounts being recorded for the principal amount of the notes. Please tell us why you are accounting for these two similar convertible notes differently.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding these comments. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

Sincerely,

Perry Hindin
Special Counsel

cc: Darrin Ocasio, Esq.
        Sebastian Weiss, Esq.
        Sichenzia Ross Friedman Ference LLP
        212.930.9725